SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)1

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. 858155-20-3
Securities and Exchange Commission
Schedule 13G/A
Page 2 of 5 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Carl W. Dufendach

(2)	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	1,300 shares

(6)	Shared Voting Power	0 shares

(7)	Sole Dispositive Power	1,300 shares

(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,300 shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9
0.0014%

(12)	Type of Reporting Person
IN

CUSIP No. 858155-20-3
Securities and Exchange Commission
Schedule 13G/A
Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 901 44th Street Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing: Carl W. Dufendach

Item 2(b).	Address of Principal Business Office or, if None, Residence: 111 Lyon Street, N.W., Suite 900 Grand Rapids, Michigan 49503

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 858155-20-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 858155-20-3
Securities and Exchange Commission
Schedule 13G/A
Page 4 of 5 pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		1,300 shares

	(b)	Percent of Class:		0.0014%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	1,300 shares

		(ii)	Shared power to vote or to direct the vote	0 shares

		(iii)	Sole power to dispose or to direct the disposition of	1,300 shares

		(iv)	Shared power to dispose or to direct the disposition of	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

CUSIP No. 858155-20-3
Securities and Exchange Commission
Schedule 13G/A
Page 5 of 5 pages

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014	/s/ Carl W. Dufendach
Carl W. Dufendach